Exhibit II-1(b)

3 June 2010

Deltek, Inc. announces a recommended cash offer

to purchase all shares of Maconomy A/S

Not for release in or into Canada, Australia or Japan.

Deltek, Inc., Herndon, Virginia, USA, (“Deltek”), a United States corporation incorporated under the laws of the State of Delaware with Federal identification number 541252625 and listed on the NASDAQ Global Select Market, has today resolved to make a cash tender offer (the “Tender Offer”) to all shareholders and for all of the outstanding shares of Maconomy A/S, CVR nr. 13703973, (“Maconomy”).

The Tender Offer is open to all Maconomy shareholders (except in jurisdictions where the offer or its acceptance is restricted by applicable law) at a price of DKK 20.50 per Maconomy share of a nominal value of DKK 2, valuing the total share capital of Maconomy at DKK 439,609,257. The consideration for Deltek’s proposed acquisition of the outstanding shares of Maconomy will be financed by Deltek’s existing cash resources. The Maconomy board of directors has unanimously recommended the Tender Offer to Maconomy’s shareholders.

Tender Offer

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The consideration offered under the Tender Offer is DKK 20.50 in cash per Maconomy share of a nominal value of DKK 2. The Tender Offer Document is expected to be released today and accordingly the Tender Offer, unless extended, is expected to expire on Thursday, 1 July 2010 (the “Offer Period”). Subject to the same assumption, if the conditions of the Tender Offer are either met or waived at that time, settlement is expected on or before Friday, 9 July 2010.

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The offer price represents a premium of approximately 49.6 percent over the closing share price of the Maconomy shares on 1 June 2010, the last Stock Exchange Day before the publication of an announcement by Maconomy concerning rumours in the press about the Tender Offer.

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The completion of the Tender Offer is subject to fulfilment or waiver of certain conditions, including Deltek’s holding or receipt of valid acceptances of the Tender Offer, as at the expiry of the Offer Period, in respect of an aggregate of more than 90 percent of Maconomy’s share capital and voting rights as determined pursuant to section 70 of the Danish Companies Act, including in respect of any new Maconomy shares issued within the Offer Period upon the exercise of Warrants.

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Upon completion of the Tender Offer, Deltek intends (i) to request that an extraordinary general meeting of Maconomy be convened in order to elect new members to the board of directors of Maconomy and to authorise for a de-listing of the Maconomy shares from NASDAQ OMX Copenhagen A/S, and (ii) to initiate a compulsory acquisition procedure with a view to acquiring the remaining Maconomy shares.

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For more information about the Tender Offer, including information on all terms and conditions and instructions on how to accept the Tender Offer, reference is made to the Tender Offer Document (expected to be released today through NASDAQ OMX Copenhagen A/S).

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For more information on the announcement by the Maconomy board of directors in support of the Tender Offer, reference is made to Maconomy’s announcement (expected to be released today through NASDAQ OMX Copenhagen A/S).

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The Tender Offer Document, including the acceptance form published pursuant to Danish law requirements, and the announcement by Maconomy’s board of directors will be distributed to Maconomy’s registered shareholders by Maconomy, except to shareholders resident in jurisdictions in which the Tender Offer or the acceptance thereof would be restricted by applicable law.

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Following release of the Tender Offer Document, copies will upon request be available from Nordea Bank Danmark A/S, Securities Operations – CA, tel +45 33 33 50 92, and will also be available on www.maconomy.dk and www.deltek.com.

For further information:

Arma Partners (Lead financial advisor)

16 Berkeley Street

London, W1J 8DZ

United Kingdom

Attention: Markus Salolainen,

Senior Managing Director

Tel: +44 20 7290 8115

Fax: +44 20 7290 6615

msalolainen@armapartners.com

Deltek, Inc. 13880 Dulles Corner Lane Herndon, VA 20171, USA Attention: Senior Vice President and General Counsel David Schwiesow Tel: +703.885.9933 Fax: +703.880.0260 davidschwiesow@deltek.com

Nordea Corporate Finance (Danish financial advisor) Torben Hansen Strandgade 3 Post Box 850 0900 Copenhagen C Denmark Tel: +45 33 33 35 67 torben.hansen@nordea.com

Disclaimer

The Tender Offer is not being made to shareholders whose participation in the Tender Offer requires an offer document, registration or measures other than those required by Danish law. The Tender Offer is not being made directly or indirectly in Canada, Australia or Japan or in any other jurisdiction in which the making of this Tender Offer or the acceptance thereof would be contrary to the laws of the relevant jurisdiction, and this Offer Document may not be distributed to Maconomy shareholders resident in such jurisdictions. Persons into whose possession this document may come are required to obtain all necessary information about any restrictions and to observe such restrictions.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. In particular, this announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction and should not be relied upon in connection with any decision to dispose of Maconomy shares.

This announcement contains “forward-looking statements” with respect to certain of Deltek’s and/or Maconomy’s plans and their current goals and expectations relating to their future financial condition, performance and results and other similar matters. Forward-looking statements may be identified by words such as “believe”, “belief”, “expect”, “intend”, “may”, “plan”, “should”, “would” or other similar words. By their nature, forward-looking statements involve substantial risk and uncertainties because they relate to future events and circumstances which Deltek or Maconomy are not able to accurately predict or which are beyond the control of Deltek and/or Maconomy, including amongst other things, U.S. and Danish domestic and global economic business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Deltek, Maconomy or their respective affiliates operate. As a result, the actual future financial condition, performance and results of Deltek or Maconomy may differ materially from the plans, goals and expectations set forth in any forward-looking statement. Before making a decision to tender Maconomy shares in the Tender Offer, Maconomy shareholders should be aware that the occurrence of any such event (or any of the additional events described as risk factors in Deltek’s filings with the U.S. Securities and Exchange Commission) could have a material adverse effect on Deltek’s and/or Maconomy’s future financial conditions, performance and results. Any forward-looking statement made by either Deltek or Maconomy speaks only as of the date of this announcement. Neither Deltek and/or Maconomy undertakes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable laws, rules or regulations.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Deltek or Maconomy for the current or future financial years would necessarily match or exceed the historical published earnings per share of either company.